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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                               AND SCHEDULE 13D/A
                                (AMENDMENT NO. 3)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRICE ENTERPRISES, INC.
                            (NAME OF SUBJECT COMPANY)

                            EXCEL LEGACY CORPORATION
                                    (BIDDER)

                    Common Stock, Par Value $.0001 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                            741444 202 and 741444 103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                  Gary B. Sabin
                      President and Chief Executive Officer
                            Excel Legacy Corporation
                         16955 Via Del Campo, Suite 100
                           San Diego, California 92127
                                 (858) 675-9400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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                                    COPY TO:
                              Scott N. Wolfe, Esq.
                                Latham & Watkins
                           701 "B" Street, Suite 2100
                           San Diego, California 92101
                                 (619) 236-1234

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    Excel Legacy Corporation, a Delaware corporation (Legacy), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 filed October 6, 1999, with respect to the exchange offer by Legacy to purchase any and all outstanding shares of common stock, par value $.0001 per share, of Price Enterprises, Inc., a Maryland corporation (Enterprises), upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus dated October 6, 1999 (the Offer to Exchange) and in the related Letter of Transmittal.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The consideration for the acquisition of the shares of the Enterprises common stock consists of cash, Legacy's 9.0% Convertible Redeemable Subordinated Secured Debentures and Legacy's 10.0% Senior Redeemable Secured Notes on the terms set forth in the Offer to Exchange. The information set forth on the outside front cover page of the Offer to Exchange and under the captions "Prospectus Summary--Recent Developments," "--The Exchange Offer," "The Exchange Offer--Exchange Rate" and "--Exchange of Cash, Debentures and Notes for the Enterprises Common Stock" of the Offer to Exchange is incorporated herein by reference.

    (b) Sol Price, as trustee, has agreed that The Sol and Helen Price Trust will make a five-year secured loan to Legacy in the pricipal amount of up to $30.0 million. The information set forth in the section captioned "Prospectus Summary--Recent Developments" is incorporated herein by reference. Although Legacy intends to repay the loan from The Sol Price and Helen Price Trust, Legacy currently has made no plans or arrangements to obtain the funds for such repayment.

    (c) Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Legacy may be deemed to be the beneficial owner of 8,014,970 shares of the Enterprises common stock which have been deposited in escrow by Sol Price, as trustee, and the other stockholders of Enterprises who signed the Stockholders Agreement. These shares represent approximately 60.2% of the currently outstanding shares of the Enterprises common stock and 51.1% of the voting power of Enterprises, based on 13,309,006 shares of the Enterprises common stock and 23,759,456 shares of the Enterprises preferred stock outstanding as of September 30, 1999, as represented to Legacy by Enterprises. The holders of the Enterprises common stock are entitled to one vote per share and the holders of the Enterprises preferred stock are entitled to one-tenth (1/10) of one vote per share. The information set forth in the section captioned "Description of the Agreements" of the Offer to Exchange is incorporated herein by reference.

    (b) Neither Legacy nor, to the knowledge of Legacy, any executive officer, director or subsidiary of Legacy has effected any transactions in the Enterprises common stock during the past 60 days.


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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1999            EXCEL LEGACY CORPORATION

                                   By: /s/ GARY B. SABIN
                                        ----------------------------------------
                                   Name:   Gary B. Sabin

                                   Title: President and Chief Executive Officer